SUPPELEMENTAL RESPONSE TO COMMENT NUMBER 1

Electronic Game Card, Inc.

Pro-Forma Consolidated Balance Sheet and Income Statement

Electronic

Scientific

Game

Pro-Forma

Energy, Inc.

Card, Inc.

Adjustments

Consolidated

ASSETS

Cash

$

5

$

6,727

$

$

6,732

Prepaid Expenses

6,873

6,873

Value Added Tax Receivable

6,376

6,376

Note Receivable

0

42,270

42,270

     Total Current Assets

5

62,246

62,251

Property and Equipment – net

8,436

8,436

Intangible Assets

50,040

B

(50,040)

0

Net Assets of Discontinued

  Operations

0

B

50,040

50,040

     TOTAL ASSETS

$

50,045

$

70,682

$

0

$

70,682

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts Payable

$

40,832

$

273,069

A

(40,832)

$

273,069

Overdraft

11

A

(11)

Accrued Payroll Liabilities

455

77,000

A

(455)

77,000

Note Payable shareholder

33,351

0

A

(33,351)

74,649

350,069

(74,649)

350,069

Long Term Liabilities

Notes Payable

912,205

912,205

Liabilities of Discontinued

   Operations

6,785

0

6,785

TOTAL LIABILITIES

74,649

1,269,059

(74,649)

1,269,059

Stockholders’ Equity

Common Stock, Par Value$.001

55,200

8,000

A

552

B

(54,648)

C

(8,000)

C

12,719

13,823

Currency Translation Adjustment

(118,441)

(118,441)

Additional Paid-in Capital

705,272

114,159

A

74,079

B

54,648

C

(4,696)

C

(943,480)

0

Retained Deficit

(157,495)

(157,495)

Deficit Accumulated During the

   Development Stage

(785,076)

(1,044,600)

C

943,457

(886,219)

Total Stockholders’ Equity

(24,604)

(1,198,377)

74,649

(1,148,332)

TOTAL LIABILITIES AND

   STOCKHOLDERS’ EQUITY

$

50,045

$

70,682

$

0

$

120,727

Electronic

Scientific

Game

Pro-Forma

Energy, Inc.

Card, Inc.

Adjustments

Consolidated

Revenue

$

$

8,317

$

$

8,317

Cost of Sales

13,452

13,452

Gross Loss

(5,135)

(5,135)

Selling and Marketing

30,514

30,514

General and Administrative

15,329

140,487

155,816

Consulting Expenses

178,456

178,456

Salaries and Wages

0

121,063

121,063

15,329

470,520

485,849

Loss from Operations

(15,329)

(475,655)

(490,984)

Interest Expense

(2,167)

(2,167)

Net Loss from Operations

   Before Income Taxes

(15,329)

(477,822)

0

(493,151)

Income Taxes

0

455

0

455

Net Loss from Operations

(15,329)

(478,277)

0

(493,606)

Discontinued Operations:

0

(1,210)

0

(1,210)

Net Loss

$

(15,329)

$

(479,487)

$

0

$

(494,816)

A)

Issuance of 552,000 shares of Common for outstanding liabilities of Scientific Energy.

B)

Reduce Scientific Energy Outstanding shares for 1:100 reverse stock split.

C)

To eliminate Common Stock of Electric Game Card, Inc. of $8,000, Additional Paid-in Capital of $943,457 and issued 12,719,000 shares of Scientific Energy Common Stock and adjust Retained Earnings for $943,457.